                      Securities and Exchange Commission

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)

                       Natural Microsystems Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   638882100
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                                (CUSIP Number)

                              Kent Jamison, Esq.
                           Locke Liddell & Sapp LLP
                         2200 Ross Avenue, Suite 2200
                              Dallas, Texas 75201
                                (214) 740-8416
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 5, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Exhibit Index is located at page 4 herein.

                     (Continued on the following page(s))


                                                               Page 1 of 5 Pages

Cusip No. 638882100




-----------------------------------------------------------------------------------------------------
        1        NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Steve W. Shepherd
-----------------------------------------------------------------------------------------------------
        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)  / /

                 (b)  / /
-----------------------------------------------------------------------------------------------------
        3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------
        4        SOURCE OF FUNDS*

                 PF
-----------------------------------------------------------------------------------------------------
        5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                 2(e)
                                                                                                / /
-----------------------------------------------------------------------------------------------------
        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
-----------------------------------------------------------------------------------------------------
                                7                 SOLE VOTING POWER
    NUMBER OF
     SHARES                                       850,000 (See Item 5).
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
                 ------------------------------------------------------------------------------------
                                8                 SHARED VOTING POWER

                                                  0
                 ------------------------------------------------------------------------------------
                                9                 SOLE DISPOSITIVE POWER

                                                  700,000 (See Item 5)
                 ------------------------------------------------------------------------------------
                                10                SHARED DISPOSITIVE POWER

                                                  0
-----------------------------------------------------------------------------------------------------
       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 850,000 (See Item  5)
-----------------------------------------------------------------------------------------------------
       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                / /
-----------------------------------------------------------------------------------------------------
       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.7%
-----------------------------------------------------------------------------------------------------
       14        TYPE OF REPORTING PERSON*

                 IN
-----------------------------------------------------------------------------------------------------



                                                               Page 2 of 5 Pages

Cusip No. 638882100



Item 1.  SECURITY AND ISSUER.

         Not amended.

Item 2.  IDENTITY AND BACKGROUND.

         Not amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not amended.

Item 4.  PURPOSE OF TRANSACTION.

         Not amended.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended in its entirety as follows:

         (a)-(b) The Reporting Person has (i) sole voting power with respect to 850,000 shares of Common Stock, constituting 7.7% of the 11,023,120 outstanding shares of Common Stock and (ii) sole dispositive power with respect to 700,000 shares of Common Stock, constituting 6.4% of the 11,023,120 outstanding shares of Common Stock.

         (c) On April 1, 1999, the Reporting Person (i) purchased on the open market call rights to purchase 2,000 shares of Common Stock on or before November 5, 1999 (the "Call Rights") and (ii) sold on the open market put rights to sell 10,000 shares of Common Stock on or before November 5, 1999
(the "Put Rights"). On April 5, 1999, the Reporting Person purchased 50,000 shares of Common Stock through the brokerage firm, Salomon Smith Barney, for the sum of $157,255, which sum he obtained from his personal funds. On April 7, 1999, the Reporting Person purchased 50,000 shares of Common Stock through Salomon Smith Barney for the sum of $168,442.50, which sum he obtained from his personal funds. On April 8, 1999, the Reporting Person purchased 75,000 shares of Common Stock through Salomon Smith Barney for the sum of $249,192.50, which sum he obtained from his personal funds. On April 9, 1999, the Reporting Person purchased 35,000 shares of Common Stock through Salomon Smith Barney for the sum of $117,167.50, which sum he obtained from his personal funds. On April 12, 1999, the Reporting Person (i) purchased 50,000 shares of Common Stock through Salomon Smith Barney for the sum of $153,758.13, which sum he obtained from his personal funds and (ii) sold all of the Call Rights.

         On May 5, 1999, the Reporting Person purchased with money from his personal funds through Salomon Smith Barney (i) 6,000 shares of Common Stock for the sum of $30,375, (ii) 2,500 shares of Common Stock for the sum of $12,812.50 and (iii) 11,500 shares of Common Stock for the sum of $58,937.50. On May 6, 1999, the Reporting Person purchased 2,500 shares of Common Stock for the sum of $12,656.25 with money from his personal funds through Salomon Smith Barney. On May 7, 1999, the Reporting Person purchased with money from his personal funds through Salomon Smith Barney (i) 6,000 shares of Common Stock for the sum of $31,500.00,


                                                               Page 3 of 5 Pages

Cusip No. 638882100



(ii) 11,500 shares of Common Stock for the sum of $60,375, (iii) 3,000 shares of Common Stock for the sum of $15,750 and (iv) 7,000 shares of Common Stock for the sum of $38,062.50.

         (d) Not applicable.

         (e) Not applicable.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not amended.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                                               Page 4 of 5 Pages

Cusip No. 638882100



         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



DATED:  May 13, 1999


                                            /s/ Steve W. Shepherd
                                            ------------------------------------
                                            Steve W. Shepherd


                                                               Page 5 of 5 Pages